07026477

ASSA ABLOY

82-34735

Press Release

August 9, 2007
No 14/07

ASSA ABLOY acquires leading Chinese lock company

ASSA ABLOY has signed an agreement to acquire 70% of the Baodean Group of China. Baodean manufactures and distributes anti-theft door locks and cylinders mainly for the Chinese market.

Baodean is a leading supplier of anti-theft door locks and cylinders in China. Today the company leads the segment of high security anti-theft door locks and cylinders market in China and has developed an extensive support and service network.

"China is a strategically important market for ASSA ABLOY. The acquisition of Baodean is another important step for market leadership and rapid sales growth in China" said Johan Molin, President and CEO for the ASSA ABLOY Group.

Baodean is located in the Zhejiang region (south of Shanghai).

Turnover is expected to reach 300 MSEK in 2007 and the company has 1,370 employees. The company will be consolidated during the third quarter of 2007.

ASSA ABLOY expects the acquisition to be EPS accretive in 2007. The acquisition is subject to regulatory approval.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

The information contained herein may be subject to the disclosure requirements of ASSA ABLOY AB under the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. This information has been publicly communicated on August 9, 08.00 CET.

ASSA ABLOY

82-34735
RECEIVED

Press Release

August 9 2007
No 13/07

CONTINUED GROWTH AND EARNINGS IMPROVEMENT FOR ASSA ABLOY

- Sales in the second quarter increased by 8% to SEK 8,329 M (7,689), with 7% organic growth, 5% acquired growth and exchange-rate effects of -3%.
- Operating income (EBIT) increased by 15% to SEK 1,325 M (1,151*), which is a record for the Group, representing a margin of 15.9% (15.0*).
- Net income amounted to SEK 822 M (297).
- Earnings per share amounted to 2.20 SEK (1.95*).
- New acquisitions in the quarter by EMEA, Global Technologies and a strategic acquisition in China by the Asia Pacific division adds further growth.
- Incentive 2007 fully subscribed.

SALES AND INCOME

	Second quarter			First half-year		
	2007	2006	Change	2007	2006	Change
Sales, SEK M	**8,329**	**7,689**	**+8%**	**16,556**	**15,342**	**+8%**
of which,						
Organic growth			+7%			+8%
Acquisitions			+5%			+5%
Exchange-rate effects	-234		-3%	-695		-5%
Operating income (EBIT), SEK M	**1,325**	**1,151***	**+15%**	**2,614**	**2,261***	**+16%**
Operating margin (EBIT), %	15.9	15.0*		15.8	14.7*	
Income before tax, SEK M	1,128	995*	+13%	2,229	1,960*	+14%
Net income, SEK M	822	297	+177%	1,625	1,001	+62%
Operating cash flow, SEK M	957	833	+15%	1,762	1,420	+24%
Earnings per share (EPS), SEK	**2.20**	**1.95***	**+13%**	**4.36**	**3.83***	**+14%**

*Excluding restructuring costs totaling SEK 520 M

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

COMMENTS BY THE PRESIDENT AND CEO

"Sales in the second quarter continued to develop well through both organic and acquired growth. All five divisions reported increased sales combined with substantial improvements in earnings. The Group's cash flow also showed good performance during the quarter. The restructuring program is proceeding according to plan and the pace of savings is good. Particularly pleasing was also the acquisition of Baodean in China, a strategically important market for the Group. Through the acquisition we take leadership within the fast growing antitheft lock segment" says Johan Molin, President and CEO.

SECOND QUARTER

The Group's sales totaled SEK 8,329 M (7,689), an increase of 8% compared with 2006. In local currencies the increase amounted to 12% (9), of which organic growth for comparable units contributed 7% (7) while acquired units accounted for 5% (2) of the increase in volume. Exchange-rate effects had a negative impact of SEK 234 M on sales - i.e. 3%.

Operating income before depreciation, EBITDA, amounted to SEK 1,554 M (1,378), an increase of 13% compared with 2006. The EBITDA margin was 18.7% (17.9). The Group's operating income, EBIT, amounted to SEK 1,325 M (1,151), an increase of 15%, after negative currency effects of SEK 44 M. The operating margin (EBIT) was 15.9% (15.0). Net financial items amounted to SEK -197 M (-156), which corresponds to an average interest rate of just over 5%. The Group's income before tax amounted to SEK 1,128 M (995), which represents an increase of 13% on the previous year. After translation of subsidiaries' income statements, exchange-rate effects had a negative impact of SEK 39 M on the Group's income before tax. The profit margin was 13.5% (12.9). The Group's tax charge totaled SEK 306 M (178), corresponding to an effective tax rate of 27% for the quarter. Earnings per share amounted to SEK 2.20 (1.95), which represents an increase of 13%.

The Group's operating cash flow amounted to SEK 957 M (833) - equivalent to 85% (84) of income before tax. Working capital increased seasonally by SEK 159 M during the quarter, mainly due to an increase in the capital tied up in accounts receivable and inventories.

FIRST HALF-YEAR

Sales for the first half of 2007 totaled SEK 16,556 M (15,342), which represents an increase of 8% compared with 2006. Organic growth was 8% (9). Newly acquired companies contributed 5% (2). Exchange-rate effects affected sales negatively by SEK 695 M, i.e. 5%, compared with the first half of 2006.

Operating income before depreciation, EBITDA, amounted to SEK 3,072 M (2,710) for the half-year. The corresponding margin was 18.6% (17.7). The Group's operating income, EBIT, increased by 16% to SEK 2,614 M (2,261) after negative exchange-rate effects of SEK 118 M. The corresponding operating margin (EBIT) was 15.8% (14.7).

Earnings per share for the first half-year increased by 14% to 4.36 SEK (3.83). Operating cash flow for the half-year amounted to SEK 1,762 M (1,420).

RESTRUCTURING MEASURES

The comprehensive restructuring program initiated in April 2006 is proceeding according to plan. The program includes some 50 individual restructuring measures. The roles of a large number of production units will be changed to focus mainly on final assembly, and some units will be closed. The cost of the program is assessed at SEK 1,274 M and it is expected to generate cost savings of about SEK 600 M a year once the whole program is completed in 2009. The full cost of the program was expensed in 2006.

Payments related to the restructuring program amounted to SEK 81 M during the quarter and SEK 125 M in the first half-year. Savings resulting from measures carried out since the project began are assessed at SEK 60 M (10) for the quarter. So far about 800 out of the total of 2,000 employees affected by the restructuring program have left the Group.

COMMENTS BY DIVISION

EMEA

Sales for the second quarter in the EMEA division (Europe, Middle East and Africa) totaled SEK 3,370 M (3,103), with 7% organic growth. Acquired growth contributed 2%. Operating income amounted to SEK 556 M (492), which represents an operating margin (EBIT) of 16.5% (15.9). Return on capital employed amounted to 20.7% (18.8). Operating cash flow before interest paid totaled SEK 502 M (418).

Sales growth remained strong in the second quarter. Scandinavia, Spain, eastern Europe and Africa generated the best organic growth. Operating margin and return on capital employed both advanced well during the quarter. Cash flow ran at a satisfactory level.

AMERICAS

Sales for the second quarter in the Americas division totaled SEK 2,607 M (2,603) with 5% organic growth. Acquired growth contributed 3%. Operating income amounted to SEK 506 M (495), which represents an operating margin (EBIT) of 19.4% (19.0). Return on capital employed amounted to 22.4% (22.1). Operating cash flow before interest paid totaled SEK 450 M (454).

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Americas' sales trend remained strong in the second quarter except for the Residential Group which reported a weak development. The American businesses in the commercial segment, headed by the Architectural Hardware Group and the Electromechanical Group, reported continuing good growth during the quarter whilst the Door Group had a somewhat weaker development. The previous good profitability improved further during the quarter and reached 19.4%, despite dilution of 0.2 of a percentage point from acquisitions.

ASIA PACIFIC

Sales for the second quarter in the Asia Pacific division totaled SEK 650 M (580) with 8% organic growth. Acquired growth contributed 5%. Operating income amounted to SEK 73 M (45), representing an operating margin (EBIT) of 11.3% (7.7). Return on capital employed amounted to 13.9% (9.2). Operating cash flow before interest paid totaled SEK 60 M (65).

Sales are developing well in China and Australia. The acquisition of Pyropanel is proceeding according to plan. The operating margin improved relative to previous quarters as a result of price increases made during the first half-year. Cash-flow showed a good improvement.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,174 M (936) in the second quarter, with organic growth of 8%. Acquired growth contributed 21%. Operating income amounted to SEK 169 M (116), giving an operating margin (EBIT) of 14.4% (12.4). Return on capital employed amounted to 13.1% (15.1). Operating cash flow before interest paid amounted to SEK 160 M (118).

Global Technologies reported continued strong organic growth. Demand for the division's products remained good within all businesses as a result of market investments and launches of several new products. The planned distribution changes at Fargo were carried out with a positive result. The combined dilution from acquisitions was reduced to 0.3 of a percentage point.

ENTRANCE SYSTEMS

The Entrance Systems division reported sales of SEK 749 M (660) in the second quarter, representing organic growth of 9%. Acquired growth contributed 5%. Operating income amounted to SEK 108 M (84), giving an operating margin (EBIT) of 14.4% (12.7). Return on capital employed amounted to 13.7% (11.0). Operating cash flow before interest paid amounted to SEK 102 M (78).

Sales continued to develop positively through good growth in Europe and North America. The integration of the service companies La Force and Portronik continued according to plan. Profitability improved significantly by increased sales volumes in door automatics and service and through selective prices increases.

ACQUISITIONS

During the first six months the acquired companies Pemko, Pyropanel, LaForce, Portronik and Integrated Engineering were consolidated. All have been announced previously. The total acquisition price for the companies consolidated during the first half-year amounts to SEK 585 M and preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite useful life amount to SEK 380 M. The acquisition price is adjusted for acquired interest-bearing liabilities including estimated earn-outs.

EMEA division's previously announced acquisition of the Israeli company Alba, which has sales of about SEK 70 M and 65 employees, was approved by the Israeli competition authority during the second quarter. It has therefore been possible to complete the transaction, and the company will be consolidated during the third quarter.

During the second quarter EMEA division completed the acquisition of the Italian company Esety, which is a manufacturer and distributor of high-security locks for the Italian market. The company has sales of SEK 60 M and about 50 employees, and will contribute to earnings per share from the date of acquisition. The company will be consolidated from July 2007.

During the quarter the Asia Pacific division has come to an agreement concerning the acquisition of the Chinese company Baodean. Baodean is one of China's leading manufacturers of anti theft locks and lock cylinders. The acquisition is an important step in ASSA ABLOY's drive to become the market leader on the Chinese market. Baodean has estimated sales of SEK 300 M and has 1,370 employees. The acquisition is conditional on the approval of the relevant authorities.

In June a public offer was made for the shares in the Korean company iRevo. iRevo is South Korea's largest manufacturer of digital locks for the residential market, selling mainly in South Korea and China. The company has sales of around SEK 400 M and has 200 employees. When the offer period expired on 24 July, acceptances for a sufficient number of shares had not been received and the offer therefore lapsed. ASSA ABLOY is currently analyzing the situation that has arisen and is considering the next step in the acquisition process.

At the beginning of July it was announced that Global Technologies division has acquired the Irish company Aontec Teoranta, which is one of the world's largest manufacturers of inlays for electronic passports. The company has sales of around SEK 140 M and has 140 employees. The company is expected to contribute to earnings per share from the date of acquisition and will be consolidated from July 2007.

OTHER EVENTS

Registration for ASSA ABLOY's incentive program for employees, Incentive 2007, has ended. The program was fully subscribed and amounts to EUR 100 M. More than 1,400 employees in some 15 countries are participating. The program runs until June 2012 in line with the maturity date of the convertible bonds. The dilution effect of the program, calculated as the maximum increase in the number of shares after dilution, will amount to 1.2% of the share capital and 0.8% of the total number of votes.

A new MCRF (Multi-Currency Revolving Credit Facility) was signed on 26 June between ASSA ABLOY and 15 banks. The Facility covers a total of EUR 1,100 M and runs for seven years.

PARENT COMPANY

'Other operating income' for the Parent company ASSA ABLOY AB totaled SEK 836 M (366) for the half-year. Income before tax amounted to SEK 1,393 M (783). The improved income is due to intra-Group dividends and royalty payments. Investments in tangible and intangible assets totaled SEK 2 M (10). Liquidity is good and the equity ratio was 47.5% (43.2).

ACCOUNTING PRINCIPLES

ASSA ABLOY applies International Financial Reporting Standards (IFRS) as endorsed by the European Union. Significant accounting and valuation principles are detailed on pages 58-62 of the 2006 Annual Report. New or revised IFRS effective after 31 December 2006 have had no material effect on the consolidated income statements or balance sheets. The Group's Interim Reports are prepared in accordance with IAS 34 'Interim Financial Reporting' under the guidelines given in RR 31 issued by the Swedish Financial Accounting Standards Council. The Parent company applies RR 32:05.

TRANSACTIONS WITH RELATED PARTIES

No transactions that significantly affected the company's position and income have taken place between ASSA ABLOY and related parties.

RISKS AND UNCERTAINTY FACTORS

ASSA ABLOY as an international Group with a wide geographic spread is exposed to a number of business and financial risks. The business risks can be divided into strategic, operational and legal risks. The financial risks are related to such factors as exchange rates, interest rates, liquidity, the giving of credit, raw materials and financial instruments. Risk management in ASSA ABLOY aims to identify, control and reduce risks. This work begins with an assessment of the probability of risks occurring and their potential effect on

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

the Group. For a more detailed description of risks and risk management refer to the 2006 Annual Report. No significant risks other than the risks described there are judged to have occurred.

OUTLOOK

Organic sales growth is expected to continue at a good rate. The operating margin (EBIT) and operating cash flow are expected to develop well.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Press Release

The Board of Directors and the President and CEO declare that this half-year report gives an accurate picture of the Parent Company's and the Group's operations, position and income and describes significant risks and uncertainty factors faced by the Parent Company and the companies making up the Group.

Stockholm, 9 August 2007

Gustaf Douglas Chairman	Melker Schörling Vice Chairman	Carl-Henric Svanberg Vice Chairman
Johan Molin President and CEO	Carl Douglas Board Member	Per-Olof Eriksson Board Member
Lotta Lundén Board Member	Sven-Christer Nilsson Board Member	Seppo Liimatainen Employee representative
Mats Persson Employee representative		

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

REVIEW REPORT

We have reviewed the interim report for the period 1 January 2007 - 30 June 2007 for ASSA ABLOY AB (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with ('RS') and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, 9 August 2007

PricewaterhouseCoopers AB

Peter Nyllinge

Authorised Public Accountant

Partner in charge

Financial information

The Interim Report for the third quarter will be published on 8 November 2007.
The Report for the fourth quarter will be published on 13 February 2008.

Further information can be obtained from:
Johan Molin, President and CEO, Tel: +46 8 506 485 42
Tomas Eliasson, Chief Financial Officer, Tel: +46 8 506 485 72

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today** at Klarabergsviadukten 90 **in Stockholm.**
The analysts' meeting can also be followed on the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+46 8 5052 0270, +44 208 817 9301** or **+1 718 354 1226.**

The information contained herein is subject to the disclosure requirements of ASSA ABLOY AB under the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. This information has been publicly communicated August 9 at 08.00 CET.

ASSA ABLOY

82-34735

Press Release

FINANCIAL INFORMATION - GROUP

INCOME STATEMENT	Apr-Jun 2007 SEK M	Apr-Jun 2006 SEK M	Jan-Jun 2007 SEK M	Jan-Jun 2006 SEK M	Jan-Dec 2006 SEK M
Sales	8,329	7,689	16,556	15,342	31,137
Cost of goods sold	-4,904	-5,069	-9,748	-9,608	-19,936
Gross Income	**3,425**	**2,620**	**6,808**	**5,734**	**11,201**
Selling and administrative expenses	-2,104	-1,992	-4,199	-3,997	-7,912
Share in earnings of associated companies	4	3	5	4	8
Operating income	**1,325**	**631**	**2,614**	**1,741**	**3,297**
Financial items	-197	-156	-385	-301	-671
Income before tax	**1,128**	**475**	**2,229**	**1,440**	**2,626**
Tax	-306	-178	-604	-439	-870
Net income	**822**	**297**	**1,625**	**1,001**	**1,756**
Allocation of net income:					
Shareholders in ASSA ABLOY AB	820	294	1,622	997	1,746
Minority interests	2	3	3	4	10

EARNINGS PER SHARE	Apr-Jun 2007 SEK	Apr-Jun 2006 SEK	Jan-Jun 2007 SEK	Jan-Jun 2006 SEK	Jan-Dec 2006 SEK
Earnings per share after tax and before dilution [1]	2.24	0.80	4.43	2.72	4.77
Earnings per share after tax and dilution [2]	2.20	0.80	4.36	2.68	4.72
Earnings per share after tax and dilution, excl restructuring costs [2]	2.20	1.95	4.36	3.83	7.99

CASH FLOW STATEMENT [12]	Apr-Jun 2007 SEK M	Apr-Jun 2006 SEK M	Jan-Jun 2007 SEK M	Jan-Jun 2006 SEK M	Jan-Dec 2006 SEK M
Cash flow from operating activities	661	620	1,350	1,026	2,968
Cash flow from investing activities	-310	-420	-920	-1,230	-3,871
Cash flow from financing activities	222	-240	-35	187	1203
Cash flow	**573**	**-40**	**395**	**-17**	**300**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

BALANCE SHEET	30 Jun 2007 SEK M	30 Jun 2006 SEK M	31 Dec 2006 SEK M
Intangible fixed assets	18,437	15,925	17,825
Tangible fixed assets	5,159	5,362	5,121
Financial fixed assets	1,352	1,543	1,363
Inventories	4,406	3,925	4,026
Trade receivables	5,766	5,176	5,081
Other non-interest-bearing current assets	1,107	930	946
Interest-bearing current assets	1,668	1,013	1,195
Total assets	**37,895**	**33,874**	**35,557**
Equity	14,288	13,370	13,645
Interest-bearing non-current liabilities	9,457	5,167	8,559
Non-interest-bearing non-current liabilities	961	292	973
Interest-bearing current liabilities	6,906	9,037	6,323
Non-interest-bearing current liabilities	6,283	6,008	6,057
Total equity and liabilities	**37,895**	**33,874**	**35,557**

CHANGE IN EQUITY	Jan-Jun 2007 SEK M	Jan-Jun 2006 SEK M	Jan-Dec 2006 SEK M
Opening balance 1 January	**13,645**	**14,413**	**14,413**
Dividend	-1,189	-1,189	-1,189
Minority interest acquisition/disposal/dividend, net	-4	-11	-14
Cash flow hedges, fair value change	-	-1	-1
Exchange difference for the period	211	-843	-1,320
Net income	1,625	1,001	1,756
Closing balance at end of period	**14,288**	**13,370**	**13,645**

KEY DATA	Jan-Jun 2007	Jan-Jun 2006	Jan-Dec 2006
Return on capital employed excl restructuring, %	17.6	16.7	17.1
Return on capital employed incl restructuring, %	17.6	13.1	12.1
Return on shareholders' equity, %	21.0	12.8	11.5
Equity ratio, %	37.7	39.5	38.4
Interest coverage ratio, times	7.4	5.8	5.1
Interest on convertible debentures net after tax, SEK M	18.8	19.5	43.6
Number of shares, thousands	365,918	365,918	365,918
Number of shares after dilution, thousands	380,713	381,050	376,033
Weighted average number of shares after dilution, thousands	376,317	378,937	379,214
Average number of employees	31,696	31,658	31,243

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

FINANCIAL INFORMATION - PARENT COMPANY

INCOME STATEMENT	Jan-Jun 2007 SEK M	Jan-Jun 2006 SEK M	Jan-Dec 2006 SEK M
Rörelseresultat	535	194	415
Resultat före skatt	1,393	783	1,047
Periodens resultat	1,398	785	894

BALANSRÄKNING	30 Jun 2007 SEK M	30 Jun 2006 SEK M	31 Dec 2006 SEK M
Non-current assets	15,415	14,932	15,321
Current assets	15,182	18,838	16,329
Total assets	**30,597**	**33,770**	**31,650**
Equity	14,522	14,597	14,241
Non-current liabilities	6,119	3,611	5,216
Current liabilities	9,956	15,562	12,193
Total equity and liabilities	**30,597**	**33,770**	**31,650**

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

QUARTERLY INFORMATION - GROUP

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Jan-Jun 2006	Full Year 2006	Q 1 2007	Q2 2007	Jan-Jun 2007	12 month rolling
Sales	7,653	7,689	7,736	8,059	15,342	31,137	8,227	8,329	16,556	32,351
Organic growth [3]	12%	7%	8%	9%	9%	9%	8%	7%	8%	
Gross income										
excl restructuring costs	3,114	3,140	3,118	3,303	6,254	12,676	3,383	3,425	6,808	13,229
Gross income / Sales	40.7%	40.8%	40.3%	41.0%	40.8%	40.7%	41.1%	41.1%	41.1%	40.9%
Operating income before depreciation (EBITDA)										
excl restructuring costs	1,332	1,378	1,464	1,494	2,710	5,669	1,518	1,554	3,072	6,030
Gross margin (EBITDA)	17.4%	17.9%	18.9%	18.5%	17.7%	18.2%	18.5%	18.7%	18.6%	18.6%
Depreciation	-222	-227	-229	-220	-449	-898	-229	-229	-458	-907
Operating income (EBIT)										
excl restructuring costs	1,110	1,151	1,235	1,274	2,261	4,771	1,289	1,325	2,614	5,123
Operating margin (EBIT)	14.5%	15.0%	16.0%	15.8%	14.7%	15.3%	15.7%	15.9%	15.8%	15.8%
Restructuring costs	-	-520	-437	-517	-520	-1,474	-	-	-	-954
Operating income (EBIT)	1,110	631	798	757	1,741	3,297	1,289	1,325	2,614	4,169
Financial items	-145	-156	-181	-188	-301	-671	-188	-197	-385	-754
Income before tax	965	475	617	569	1,440	2,626	1,101	1,128	2,229	3,415
Profit margin (EBT)	12.6%	6.2%	8.0%	7.1%	9.4%	8.4%	13.4%	13.5%	13.5%	10.6%
Tax	-261	-178	-251	-181	-439	-870	-298	-306	-604	-1,036
Net income	704	297	366	388	1,001	1,756	803	822	1,625	2,379
Allocation of net income:										
Share holders in ASSA ABLOY AB	703	294	364	385	997	1,746	803	820	1,622	2,371
Minority interests	1	3	2	3	4	10	1	2	3	8

OPERATING CASH FLOW

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Jan-Jun 2006	Full Year 2006	Q 1 2007	Q 2 2007	Jan-Jun 2007	12 month rolling
Operating income (EBIT)	1,110	631	798	757	1,741	3,297	1,289	1,325	2,614	4,169
Restructuring costs	-	520	437	517	520	1,474	-	-	-	954
Depreciation	222	227	229	220	449	898	229	229	458	907
Net capital expenditure	-180	-180	-151	-228	-360	-739	-101	-218	-319	-698
Change in working capital	-492	-163	-241	192	-655	-704	-469	-159	-628	-677
Paid and received interest	-114	-176	-131	-287	-290	-708	-124	-216	-340	-758
Adjustment for non-cash items	41	-26	-22	17	15	10	-19	-4	-23	-28
Operating cash flow [4]	587	833	919	1,189	1,420	3,528	805	957	1,762	3,869
Operating cash flow / Income before tax [4]	0.61	0.84	0.87	1.09	0.72	0.86	0.73	0.85	0.79	0.89

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

CHANGE IN NET DEBT

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Jan-Jun 2006	Full Year 2006	Q 1 2007	Q 2 2007	Jan-Jun 2007
Net debt at beginning of the period	12,240	12,506	13,127	14,785	12,240	12,240	13,560	13,799	13,560
Operating cash flow	-587	-833	-919	-1,189	-1,420	-3,528	-805	-957	-1,762
Restructuring payment	161	52	51	78	213	342	44	81	125
Tax paid	200	341	187	229	541	957	173	433	606
Acquisitions	682	255	2,187	8	937	3,132	509	92	601
Dividend	-	1,189	-	-	1,189	1,189	-	1,189	1,189
Translation differences	-190	-383	152	-351	-573	-772	318	-103	215
Net debt at end of period	**12,506**	**13,127**	**14,785**	**13,560**	**13,127**	**13,560**	**13,799**	**14,534**	**14,534**
Net debt / Equity, times	0.84	0.98	1.07	0.99	0.98	0.99	0.94	1.02	1.02

NET DEBT

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Q 2 2007
Long-term interest-bearing receivables	-61	-65	-73	-127	-139	-161
Short-term interest-bearing investments	-87	-179	-181	-80	-79	-119
Cash and bank balances	-958	-833	-841	-1,115	-998	-1,549
Pension provisions	1,657	1,337	1,329	1,297	1,337	1,239
Other long-term interest-bearing liabilities	4,541	3,830	3,901	7,262	7,392	8,218
Short-term interest-bearing liabilities	7,414	9,037	10,650	6,323	6,285	6,906
Total	**12,506**	**13,127**	**14,785**	**13,560**	**13,799**	**14,534**

CAPITAL EMPLOYED AND FINANCING

	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Q 2 2007
Capital employed	27,368	26,497	28,645	27,205	28,535	28,822
- of which goodwill	15,966	15,572	17,237	16,683	17,375	17,237
Net debt	12,506	13,127	14,785	13,560	13,799	14,534
Minority interest	70	59	64	60	59	56
Shareholders' equity (excl minority interest)	14,793	13,311	13,796	13,585	14,677	14,232

DATA PER SHARE	Q 1 2006 SEK	Q 2 2006 SEK	Q 3 2006 SEK	Q 4 2006 SEK	Jan-Jun 2006 SEK	Full Year 2006 SEK	Q 1 2007 SEK	Q 2 2007 SEK	Jan-Jun 2007 SEK	12 month rolling SEK
Earnings per share after tax and before dilution [1]	1.92	0.80	1.00	1.05	2.72	4.77	2.19	2.24	4.43	6.48
Earnings per share after tax and dilution [2]	1.88	0.80	0.99	1.05	2.68	4.72	2.16	2.20	4.36	6.40
Earnings per share after tax and dilution excl restructuring costs [2]	1.88	1.95	2.02	2.14	3.83	7.99	2.16	2.20	4.36	8.52
Shareholders' equity per share after dilution [2]	44.03	40.93	42.00	39.13	40.93	39.13	42.46	43.68		

RESULTS BY DIVISION

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Apr - Jun and 30 Jun respectively	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	3,267	3,026	2,596	2,594	595	517	1,134	903	738	649			8,329	7,689
Sales, intragroup	103	77	12	9	55	63	40	33	11	11	-221	-192		
Sales	3,370	3,103	2,607	2,603	650	580	1,174	936	749	660	-221	-192	8,329	7,689
Organic growth [3]	7%	4%	5%	10%	8%	4%	8%	11%	9%	7%			7%	7%
Operating income (EBIT)	556	492	506	495	73	45	169	116	108	84	-85	-81	1,325	1,151
Operating margin (EBIT)	16.5%	15.9%	19.4%	19.0%	11.3%	7.7%	14.4%	12.4%	14.4%	12.7%			15.9%	15.0%
Restructuring costs	-	-420	-	-58	-	-42	-	-	-	-	-	-	-	-520
Operating income (EBIT) incl restructuring costs	556	73	506	437	73	2	169	116	108	84	-85	-81	1,325	631
Capital employed	9,873	9,935	9,109	8,944	2,127	1,851	5,043	3,055	3,160	3,038	-490	-326	28,822	26,497
- of which goodwill	4,742	4,580	5,335	5,382	970	962	3,847	2,192	2,545	2,456			17,237	15,572
Return on capital employed excl restructuring	20.7%	18.8%	22.4%	22.1%	13.9%	9.2%	13.1%	15.1%	13.7%	11.0%			17.5%	16.9%
Operating income (EBIT)	556	73	506	437	73	2	169	116	108	84	-85	-81	1,325	631
Restructuring costs	-	420	-	58	-	42	-	-	-	-	-	-	-	520
Depreciation	112	118	56	65	16	15	32	17	10	10	3	2	229	227
Net capital expenditure	-113	-82	-43	-38	-16	-23	-51	-20	8	-10	-5	-7	-218	-180
Movement in working capital	-53	-111	-69	-68	-13	28	10	5	-24	-6	-10	-11	-159	-163
Cash flow [4]	502	418	450	454	80	65	160	118	102	78			1,177	1,035
Adjustment for non-cash items											-4	-26	-4	-26
Paid and received interest											-216	-176	-216	-176
Operating cash flow [4]													957	833

SEK M	EMEA [5]		Americas [6]		Asia Pacific [7]		Global Technologies [8]		Entrance Systems		Other		Total	
Jan - Jun and 30 Jun respectively	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Sales, external	8,612	8,156	5,189	5,107	1,083	997	2,274	1,824	1,398	1,259			16,556 [9]	15,342 [10]
Sales, intragroup	202	152	26	15	106	117	66	62	20	18	-420	-364		
Sales	8,815	8,308	5,215	5,122	1,189	1,114	2,340	1,886	1,418	1,277	-420	-364	16,556	15,342
Organic growth [3]	8%	7%	6%	11%	7%	5%	10%	11%	8%	9%			8%	9%
Operating income (EBIT)	1,150	972	1,002	965	115	80	332	250	193	161	-178	-167	2,614	2,261
Operating margin (EBIT)	16.9%	15.4%	19.2%	18.8%	9.6%	7.1%	14.2%	13.3%	13.6%	12.6%			15.8%	14.7%
Restructuring costs	-	-420	-	-58	-	-42	-	-	-	-	-	-	-	-520
Operating income (EBIT) incl restructuring costs	1,150	552	1,002	907	115	38	332	250	193	161	-178	-167	2,614	1,741
Capital employed	9,873	9,935	9,109	8,944	2,127	1,851	5,043	3,055	3,160	3,038	-490	-326	28,822	26,497
- of which goodwill	4,742	4,580	5,335	5,382	970	962	3,847	2,192	2,545	2,458			17,237	15,572
Return on capital employed excl restructuring	21.8%	18.6%	22.3%	21.7%	11.0%	8.2%	13.1%	16.9%	12.3%	10.1%			17.6%	16.7%
Operating income (EBIT)	1,150	552	1,002	907	115	38	332	250	193	161	-178	-167	2,614	1,741
Restructuring costs	-	420	-	58	-	42	-	-	-	-	-	-	-	520
Depreciation	223	238	112	126	32	31	65	32	20	20	6	4	458	449
Net capital expenditure	-102	-156	-84	-81	-31	-47	-94	-46	1	-19	-12	-11	-319	-360
Movement in working capital	-392	-340	-131	-276	-11	7	-118	-113	65	39	-40	28	-628	-655
Cash flow [4]	878	712	899	734	105	71	185	123	279	201			2,125	1,695
Adjustment for non-cash items											-23	15	-23	15
Paid and received interest											-340	-290	-340	-290
Operating cash flow [4]													1,762	1,420
Average number of employees	12,367	12,347	9,701	10,168	4,908	5,040	2,542	2,082	2,080	1,913	98	109	31,696	31,658

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

SEK M	EMEA [5]	Americas [6]	Asia Pacific [7]	Global Technologies [8]	Entrance Systems	Other	Total
Jan - Dec and 31 Dec respectively	2006	2006	2006	2006	2006	2006	2006
Sales, external	12,165	10,104	2,082	4,108	2,678		31,137 [11]
Sales, intragroup	344	38	227	112	37	-758	
Sales	**12,509**	**10,142**	**2,309**	**4,220**	**2,715**	**-758**	31,137
Organic growth [3]	*8%*	*10%*	*4%*	*12%*	*11%*		*9%*
Operating income (EBIT)	**1,972**	**1,945**	**213**	**612**	**368**	**-339**	4,771
Operating margin (EBIT)	*15.8%*	*19.2%*	*9.2%*	*14.5%*	*13.6%*		*15.3%*
Restructuring costs	-1,059	-169	-93	-152	-1	-	-1,474
Operating income (EBIT) incl restructuring costs	**913**	**1,776**	**120**	**460**	**367**	**-339**	3,297
Capital employed	9,183	8,545	1,974	4,911	3,121	-529	27,205
- of which goodwill	4,631	5,076	955	3,568	2,453		16,683
Return on capital employed excl restructuring	*19.1%*	*22.3%*	*10.8%*	*15.5%*	*11.5%*		*17.1%*
Operating income (EBIT)	913	1,776	120	460	367	-339	3,297
Restructuring costs	1,059	169	93	152	1	-	1,474
Depreciation	468	231	64	87	39	9	898
Net capital expenditure	-251	-199	-109	-127	-30	-23	-739
Movement in working capital	-290	-253	-56	-146	-45	86	-704
Cash flow [4]	**1,899**	**1,724**	**112**	**426**	**332**		4,226
Adjustment for non-cash items						10	10
Paid and received interest						-708	-708
Operating cash flow [4]							3,528
Average number of employees	12,283	9,641	5,099	2,183	1,926	111	31,243

1) Number of shares, thousands, used for the calculation amount to 385,918 for all periods.
2) Number of shares, thousands, used for calculation: Apr - Jun: 376,599 (379,154); Jan - Jun: 378,317 (378,937); Jan-Dec 2006: 379,214.
3) Organic growth concern comparable units after adjustment for acqusitions and currency effects.
4) Excluding restructuring items.
5) Europe, Middle East and Africa.
6) North, Central and South America.
7) Asia, Australia and New Zealand.
8) ASSA ABLOY Hospitality, ASSA ABLOY Identification Technologies (ITG) and HID Global.
9) Sales Jan-Jun 2007 by Geography: Europe 8,000, North America 6,261, Central and South America 277, Africa 230, Asia 891, Pacific 897.
10) Sales Jan-Jun 2006 by Geography: Europe 7,371, North America 6,092, Central and South America 235, Africa 217, Asia 701, Pacific 727.
11) Sales Jan - Dec 2006 by Geography: Europe 14,834, North America 12,155, Central and South America 510, Africa 457, Asia 1,579, Pacific 1,602.
12) 2006 figures have been adjusted compared to previous financial reports. Cash flow from operating activities have been reduced by restructuring payments for the period. The equivalent amount has been added to cash flow from financing activities.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

END